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April 4, 2019

Re:	DouYu International Holdings Limited (CIK No. 0001762417) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on March 6, 2019

Confidential

Mr. Bernard Nolan

Ms. Barbara C. Jacobs

Mr. Frank Knapp

Mr. Craig Wilson

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Nolan, Ms. Jacobs, Mr. Knapp and Mr. Wilson:

On behalf of our client, DouYu International Holdings Limited., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”) dated March 28, 2019 on the Company’s draft registration statement on Form F-1 submitted on March 6, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”). The Revised Draft Registration Statement also contains certain additional updates and revisions, including the Company’s financial information for the fiscal year ended December 31, 2018.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement. Subject to market conditions and the Staff’s review, the Company expects to make its first public filing in the week of April 15, 2019.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company. The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Prospectus Summary

Overview, page 1

1.                                      In response to prior comment 5, you advise that you have not disclosed average daily time spent by active users on your platform on a per user basis for each period presented, because disclosing that information in addition to average total daily time spent by active users would allow investors to calculate daily active users. While daily active users may not be an operating measure that is commonly disclosed by your peers, you have not explained why average daily time spent per active user is not meaningful to investors. This information would enable investors to evaluate engagement on a per user basis rather than on an aggregate basis, which is necessarily impacted by a change in the number of average MAUs from one period to the next. Please advise. Alternatively, given the emphasis on your PC platform, average daily time spent on your platform per PC active user could be presented for each period. Finally, please clarify how you calculated the average time spent on your platform by active users during their first quarter on your platform, after one year on your platform, and after 1.5 years on your platform.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Revised Draft Registration Statement to provide the average daily time spent by active users on a per user basis, and has provided corresponding revisions throughout the filing.

The Company has further revised its disclosure on page 125 of the Revised Draft Registration Statement to provide the calculation method for the monthly average time spent by active users during their first quarter, the quarter after one year and the quarter after 1.5 years on its platform.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating Activities, page 112

2.                                      We note your response to prior comment 18. Revise to also disclose whether the factors you provided as reasons for your historical net cash used in operating activities and changes in working capital constitute a trend or uncertainty that are reasonably likely to impact future operating results and liquidity. In this regard, revise to disclose your plans going forward to address these factors. Refer to SEC Release No. 33-8350, Section IV. “Liquidity and Capital Resources” and Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Revised Draft Registration Statement.

Combined and Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017

Notes to Combined and Consolidated Financial Statements

Note 20. Restatement of Financial Statements, page F-41

3.                                      Tell us how you have complied with the disclosures required by ASC 250-10-50-7.b. It appears you are missing disclosure of the restatement adjustment to opening accumulated deficit as of January 1, 2016.

The Company respectfully advises the Staff that the impact of the adjustment to effect the restatement on the opening accumulated deficit as of January 1, 2016 is RMB4,918,498, which the Company does not consider material and the amount can be determined as the difference between the restatement of accumulated deficit as of December 31, 2016 (RMB52,923,272) and the restatement of net loss for the year ended December 31, 2016 (RMB48,004,774), which were previously disclosed in the schedules in Note 20 to the combined and consolidated financial statements for the years ended December 31, 2016 and 2017 included in the Draft Registration Statement on Form F-1 submitted on March 6, 2019.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com), Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com), or Mingming Su at sumingming@douyu.tv.

Thanks for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Shaojie Chen, Chief Executive Officer
Mr. Wenming Zhang, Co-Chief Executive Officer
Mr. Mingming Su, Chief Strategy Officer
DouYu International Holdings Limited

Mr. Allen C. Wang, Esq., Partner
Latham & Watkins LLP

Mr. Jimmy Chen, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP